UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 _____________________ SCHEDULE 13G Under the Securities Exchange Act of 1934 (Amendment No. 1)*
VAXCYTE, INC.
(Name of Issuer)
COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)
92243G108
(CUSIP Number)
December 31, 2021
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	92243G108
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Abingworth LLP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a)		[ ]
	(b)		[ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION England
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER	0
	6	SHARED VOTING POWER	4,183,716*
	7	SOLE DISPOSITIVE POWER	0
	8	SHARED DISPOSITIVE POWER	4,183,716*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,183,716*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.9%*
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

 * Based on the information set forth in the Quarterly Report on Form 10-Q of Vaxcyte, Inc. (the “Issuer”) filed with the Securities and Exchange Commission on November 10, 2021, there were 52,785,136 shares of the Issuer’s common stock, par value $0.001 (the “Common Stock”), outstanding as of November 8, 2021. As of December 31, 2021 (the “Event Date”), Abingworth LLP (“Abingworth”) may be deemed to beneficially own an aggregate of 4,183,716 shares of Common Stock. The number of shares of Common Stock reported above consists of (i) 4,168,718 shares of Common Stock held directly by Abingworth Bioventures VI, LP (“ABV VI”), where Abingworth is the Investment Manager with voting and dipositive power with respect to such securities, and (ii) 14,998 shares of Common Stock underlying a partially vested option (the “Vested Option”) held by Kurt von Emster. The Vested Option was issued to Mr. von Emster in connection with his position as director of the Issuer. Mr. von Emster is a member of Abingworth, and pursuant to an agreement between Mr. von Emster and Abingworth, Mr. von Emster is deemed to hold the Vested Option, and any Common Stock issuable upon exercise of the Vested Option, for the benefit of ABV VI, and must exercise the Vested Option solely upon the direction of Abingworth, as a result of which ABV VI and Abingworth may be deemed to beneficially own the Vested Option and any Common Stock issuable upon exercise of the Vested Option. Thus, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, Abingworth may be deemed to beneficially own 4,183,716 shares of Common Stock, representing 7.9% of the Common Stock deemed issued and outstanding as of the Event Date.

The above beneficial ownership excludes an aggregate of 40,002 shares of Common Stock underlying options held by Mr. von Emster that are not currently exercisable within 60 days of the date of the Event Date (the “Unvested Options”). The Unvested Options are held by Mr. von Emster for the benefit of ABV VI in the same manner as the Vested Option described above.

CUSIP No.	92243G108
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Abingworth Bioventures VI, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a)		[ ]
	(b)		[ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION England
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER	0
	6	SHARED VOTING POWER	4,183,716*
	7	SOLE DISPOSITIVE POWER	0
	8	SHARED DISPOSITIVE POWER	4,183,716*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,183,716*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.9%*
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

 * Based on the information set forth in the Quarterly Report on Form 10-Q of the Issuer filed with the Securities and Exchange Commission on November 10, 2021, there were 52,785,136 shares of Common Stock outstanding as of November 8, 2021. As of the Event Date, ABV VI may be deemed to beneficially own an aggregate of 4,183,716 shares of Common Stock. The number of shares of Common Stock reported above consists of (i) 4,168,718 shares of Common Stock held directly by ABV VI and (ii) 14,998 shares of Common Stock underlying the Vested Option held by Kurt von Emster. The Vested Option was issued to Mr. von Emster in connection with his positon as director of the Issuer. Mr. von Emster is a member of Abingworth, and pursuant to an agreement between Mr. von Emster and Abingworth, Mr. von Emster is deemed to hold the Vested Option, and any Common Stock issuable upon exercise of the Vested Option, for the benefit of ABV VI, and must exercise the Vested Option solely upon the direction of Abingworth, as a result of which ABV VI and Abingworth may be deemed to beneficially own the Vested Option and any Common Stock issuable upon exercise of the Vested Option. Thus, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, ABV VI may be deemed to beneficially own 4,183,716 shares of Common Stock, representing 7.9% of the Common Stock deemed issued and outstanding as of the Event Date.

The above beneficial ownership excludes an aggregate of 40,002 shares of Common Stock underlying the Unvested Options. The Unvested Options are held by Mr. von Emster for the benefit of ABV VI in the same manner as the Vested Option described above.

Item 1(a).   Name of Issuer:

Vaxcyte, Inc. (the “Issuer”)

Item 1(b).   Address of Issuer’s Principal Executive Offices:

353 Hatch Drive

Foster City, California

Item 2(a).   Name of Persons Filing:

This Schedule 13G is being filed on behalf of (i) Abingworth Bioventures VI, LP (“ABV VI”), and (ii) Abingworth LLP (“Abingworth” and together with ABV VI, the “Reporting Persons”).

Item 2(b).   Address of Principal Business Office or, if None, Residence:

The business address for Abingworth and ABV VI is Princess House, 38 Jermyn Street, London, England SW1Y 6DN.

Item 2(c).   Citizenship:

Abingworth LLP is a limited liability partnership organized under the laws of England. ABV VI is a limited partnership organized under the laws of England.

Item 2(d). Title of Class of Securities:

Common Stock, par value $0.001 (the “Common Stock”)

Item 2(e). CUSIP Number:

92243G108

Item 3.   If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person filing is a:

Not Applicable.

Item 4. Ownership.
As reported in the cover pages to this report, the ownership information with respect to the Reporting Persons is as follows:
(a) Amount Beneficially Owned:	4,183,716*
(b) Percent of Class:	7.9%*
(c) Number of Shares as to which such person has:
(i) Sole power to vote or to direct the vote:	0
(ii) Shared power to vote or to direct the vote:	4,183,716*
(iii) Sole power to dispose or to direct the disposition of:	0
(iv) Shared power to dispose or to direct the disposition of:	4,183,716*

*Based on the information set forth in the Quarterly Report on Form 10-Q of Issuer filed with the Securities and Exchange Commission on November 10, 2021, there were 52,785,136 shares of Common Stock outstanding as of November 8, 2021. The number of shares of Common Stock reported above consists of (i) 4,168,718 shares of Common Stock held directly by ABV VI, where Abingworth is the Investment Manager with voting and dipositive power with respect such securities, and (ii) 14,998 shares of Common Stock underlying a partially vested option (the “Vested Option”) held by Kurt von Emster. The Vested Option was issued to Mr. Von Emster in connection with his positon as director of the Issuer. Mr. von Emster is a member of Abingworth, and pursuant to an agreement between Mr. von Emster and Abingworth, Mr. von Emster is deemed to hold the Vested Option, and any Common Stock issuable upon exercise of the Vested Option, for the benefit of ABV VI, and must exercise the Vested Option solely upon the direction of Abingworth, as a result of which ABV VI and Abingworth may be deemed to beneficially own the Vested Option and any Common Stock issuable upon exercise of the Vested Option. Thus, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, each of Abingworth and ABV VI may be deemed to beneficially own 4,183,716 shares of Common Stock, representing 7.9% of the Common Stock deemed issued and outstanding as of December 31, 2021 (the “Event Date”).

The above beneficial ownership excludes an aggregate of 40,002 shares of Common Stock underlying options held by Mr. von Emster that are not currently exercisable within 60 days of the date of the Event Date (the “Unvested Options”). The Unvested Options are held by Mr. von Emster for the benefit of ABV VI in the same manner as the Vested Option described above.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following: [  ]

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable.

Item 8. Identification and Classification of Members of the Group.

Not Applicable.

Item 9. Notice of Dissolution of Group.

Not Applicable.

Item 10. Certification.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2022

ABINGWORTH LLP

By:	/s/ John Heard
Name: John Heard
Title: Authorized Signatory

ABINGWORTH BIOVENTURES VI, LP

By: Abingworth LLP, its Manager

By:	/s/ John Heard
Name: John Heard
Title: Authorized Signatory

Attention: Intentional misstatements or omissions of fact constitute

Federal criminal violations (See 18 U.S.C. 1001)

Exhibit Index

Exhibit
A. Joint Filing Agreement dated as of February 16, 2021 by and between Abingworth LLP and Abingworth Bioventures VI, LP (incorporated by reference to Exhibit A to the Schedule 13G filed with the Securities and Exchange Commission on February 16, 2021).